UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

AutoInfo, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

052777109
(CUSIP Number)

W. Tom Donaldson, III Esq
McGuireWoods LLP
201 North Tryon Street, Suite 2700
Charlotte, North Carolina 28202
(704) 343-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

______________________

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 052777109	(Page 2 of 7)

NAME OF REPORTING PERSON Morehead Opportunity Fund, LP
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS (See Instructions) WC
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 0
SHARED VOTING POWER 4,534,884
SOLE DISPOSITIVE POWER 0
SHARED DISPOSITIVE POWER 4,534,884
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,534,884
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 052777109	(Page 3 of 7)

NAME OF REPORTING PERSON Investors Management Corporation
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
SEC USE ONLY
SOURCE OF FUNDS (See Instructions) WC
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 0
SHARED VOTING POWER 4,534,884
SOLE DISPOSITIVE POWER 0
SHARED DISPOSITIVE POWER 4,534,884
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,534,884
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 052777109	(Page 4 of 7)

NAME OF REPORTING PERSON Quinton Maynard
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
SEC USE ONLY
SOURCE OF FUNDS (See Instructions) AF
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 0
SHARED VOTING POWER 4,534,884
SOLE DISPOSITIVE POWER 0
SHARED DISPOSITIVE POWER 4,534,884
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,534,884
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 052777109	(Page 5 of 7)

Item 1.         Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Shares”), of AutoInfo, Inc., a Delaware corporation (“Issuer”).  The principal executive office of the Issuer is located at 6413 Congress Ave., Suite 260, Boca Raton, Florida 33487.  This Amendment No. 5 is being filed to include the identity of an additional Reporting Person in Item 2, changes in the amount of funds in Item 3, and the ownership of Shares listed in Item 5(a).

Item 2.         Identity and Background

(a) Reporting Persons : This Schedule 13D is filed by Morehead Opportunity Fund, LP, a Delaware limited partnership (“Morehead Opportunity Fund”) and Investors Management Corporation (“IMC,” and together with Morehead Opportunity Fund, the “Reporting Persons”).  IMC is a limited partner in Morehead Opportunity Fund.  The general partner of the Morehead Opportunity Fund is Morehead Capital Advisors I, LLC (“Morehead Capital Advisors”).  The manager of Morehead Capital Advisors is Mr. Maynard.

(b) The principal business address of the Reporting Persons is 5151 Glenwood Avenue, Suite 300, Raleigh, North Carolina 27612.

(c) The principal business of Morehead Opportunity Fund is investing in small-cap securities.  The principal business of IMC is primarily investing in privately-held companies.

(d) In the past five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, Morehead Capital Advisors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) In the past five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, Morehead Capital Advisors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Morehead Opportunity Fund, LP is a Delaware limited partnership and Investors Management Corporation is a North Carolina corporation.

Item 3.         Source and Amount of Funds or Other Consideration

The Reporting Persons used cash of $2,244,694.30 to acquire the Shares.

Item 4.         Purpose of Transaction

The Reporting Persons originally acquired Shares for investment in the ordinary course of business because they believed that when purchased, the Shares were undervalued and represented an attractive investment opportunity.  The Reporting Persons intend to review their holdings of Shares on a continuing basis and in that connection expect to consider various factors including, without limitation, the current and anticipated future trading price levels of the Shares, the financial condition, results of operations and prospects of the Issuer, tax considerations, conditions in the transportation services industry and securities markets, general economic and industry conditions, other investment and business opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, and will in the future take such actions with respect to investment in the Issuer as they deem appropriate. Such actions that the Reporting Persons may take include, without limitation: (a) undertaking an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Shares or a merger, consolidation, other business combination or reorganization involving the Issuer; (b) increasing or decreasing their position in the Issuer through, among other things, the purchase or sale of Shares in open market or private transactions for cash or for other consideration; (c) seeking to acquire or influence control of the Issuer, including seeking representation on the board of the Issuer; (d) entering into derivative transactions, engaging in short selling of or any hedging or similar transactions with respect to the Shares; or (e) taking any other action similar to those listed above.  Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without further prior notice.

CUSIP No. 052777109	(Page 6 of 7)

While the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the transactions involving the Reporting Persons described in sub-paragraphs (a) through (e) of Item 4 of Schedule 13D, the Reporting Persons may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (e) of Item 4.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  The Reporting Persons retain their rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of Shares and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.         Interest in Securities of the Issuer

(a) As of the close of business on April 20, 2009, the Reporting Persons beneficially owned 4,534,884 Shares, constituting approximately 13.7% of the Shares outstanding.  The percentage of Shares beneficially owned by the Reporting Persons is based upon 32,996,060 Shares outstanding, which is the total number of Shares outstanding as of November 13, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

(b) See paragraph (a) above.

(c) None

(d) None.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.         Material to Be Filed as Exhibits

None.

CUSIP No. 052777109	(Page 7 of 7)

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 31, 2010
/s/ William Quinton Maynard
William Quinton Maynard

INVESTORS MANAGEMENT CORPORATION
Date: March 31, 2010
By:	/s/ Richard A. Urguhart III
Name:	Richard A. Urquhart III
Title:	Vice President of Finance

MOREHEAD OPPORTUNITY FUND, LP
Date: March 31, 2010
By:	MOREHEAD CAPITAL ADVISORS I, LLC

By:	/s/ William Quinton Maynard
Name:	William Quinton Maynard
Title:	Manager